SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.________)*

TurboChef Technologies, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

900006206

(CUSIP Number)

March 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 900006206

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bluenose Capital Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,568
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,568
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,568
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.92%
12	TYPE OF REPORTING PERSON PN

CUSIP No 900006206

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bluenose Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 904,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 904,532
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.12%
12	TYPE OF REPORTING PERSON CO

CUSIP No 900006206

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrepid Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,568
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,568
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,568
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.92%
12	TYPE OF REPORTING PERSON OO

CUSIP No 900006206

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrepid Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 904,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 904,532
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.12%
12	TYPE OF REPORTING PERSON OO

CUSIP No 900006206

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Steven Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,460,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,460,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER:

TurboChef Technologies, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Suite 1900

Six Concourse Parkway

Atlanta, GA 30328

ITEM 2(a).	NAME OF PERSON FILING:

Bluenose Capital Fund (QP), L.P. (“BN”), Bluenose Master Fund, Ltd. (“BN Offshore”), Intrepid Capital Advisors, LLC (“ICA”), Intrepid Fund Management, LLC (“IFM”) and Steven Shapiro (“Shapiro”, and collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

The business address of BN, ICA, IFM and Shapiro is 360 Madison Avenue, 21st Floor, New York, New York 10017.

The business address of BN Offshore is c/o Intrepid Fund Management, LLC, 360 Madison Avenue, 21st Floor, New York, New York 10017

ITEM 2(c).	CITIZENSHIP:

ICA and IFM are each a Delaware limited liability company and BN is a Delaware limited partnership. BN Offshore is a Cayman Islands exempted company. Steven Shapiro is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value (28,986,598 outstanding as of November 1, 2006 (pursuant to Company’s most recent 10-Q filing)).

ITEM 2(e).	CUSIP NUMBER:

900006206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1 (b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	Savings Associations as defined in Section 3(b) of theFederal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

ITEM 4.	OWNERSHIP.
A.	BN
	(a)	Amount beneficially owned: 555,568
	(b)	Percent of class: 1.92%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

555,568

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

555,568

BN has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ICA, and Mr. Shapiro, the controlling person of ICA. Neither ICA nor Mr. Shapiro directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, ICA and Mr. Shapiro may each be deemed to own beneficially the shares owned by BN, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN.

B.	BN Offshore
(a) Amount beneficially owned: 904,532
(b) Percent of class: 3.12%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

904,532

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

904,532

BN Offshore has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment manager, IFM, and Mr. Shapiro, the controlling person of IFM. Neither IFM nor Mr. Shapiro directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, IFM and Mr. Shapiro may each be deemed to own beneficially the shares owned by BN Offshore, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN Offshore.

C.	ICA
	(a)	Amount beneficially owned: 555,568
	(b)	Percent of class: 1.92%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

555,568

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

555,568

ICA is the general partner of BN. Thus, ICA has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by BN. ICA owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, ICA may be deemed to own beneficially the shares owned by BN, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN.

D.	IFM
	(a)	Amount beneficially owned: 904,532
	(b)	Percent of class: 3.12%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

904,532

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

904,532

IFM is the investment manager of BN Offshore. Thus, IFM has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by BN Offshore. IFM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, IFM may be deemed to own beneficially the shares owned by BN Offshore, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN Offshore.

E.	Steven Shapiro
	(a)	Amount beneficially owned: 1,460,100
	(b)	Percent of class: 5.04%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

1,460,100

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

1,460,100

Shapiro, as the Manager of ICA and IFM, has the power to dispose of and vote the Common Stock beneficially owned by BN and BN Offshore. Shapiro does not own any shares of Common Stock directly. By reason of the provisions of Rule 13d-3 of the Act, Shapiro may be deemed to beneficially own the shares beneficially owned by BN and BN Offshore.

Collectively, the Reporting Persons beneficially own 1,460,100 shares of Common Stock representing 5.04% of the outstanding shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such Common Stock which represents more than five percent of the number of outstanding shares of Common Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 in lieu of an Exhibit.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.	(if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	March 15, 2007

/s/  STEVEN SHAPIRO

STEVEN SHAPIRO, individually,

as Manager of Intrepid Capital Advisors, LLC, on behalf of itself and of Bluenose Capital Fund (QP), L.P., as its general partner, and as Manager of Intrepid Fund Management, LLC, on behalf of itself and of Bluenose Master Fund, Ltd., as its investment manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of TurboChef Technologies, Inc. dated as of March 15, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	March 15, 2007

/s/  STEVEN SHAPIRO

STEVEN SHAPIRO, individually,

as Manager of Intrepid Capital Advisors, LLC, on behalf of itself and of Bluenose Capital Fund (QP), L.P., as its general partner, and as Manager of Intrepid Fund Management, LLC, on behalf of itself and of Bluenose Master Fund, Ltd., as its investment manager